KW
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13010863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor   CT   06095
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren   (860) 580-1798
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                    (Name – if individual, state last, first, middle name)

55 Ivan Allen Jr Blvd   Atlanta   GA   30308
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.





FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Systematized Benefits Administrators, Inc.
Year ended December 31, 2012
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



OATH OR AFFIRMATION

I, __Kristin Hultgren_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Systematized Benefits Administrators, inc._____, as of __December 31_____, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Systematized Benefits Administrators, Inc.
Financial Statements and Supplemental Information
Year ended December 31, 2012

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying financial statements of Systematized Benefits Administrators, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2013

Ernst & Young LLP

2

Systematized Benefits Administrators, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	5,823,962
Prepaid expenses		20,726
Other assets		134,179
Total assets		5,978,867

Liabilities and shareholder's equity

Liabilities:

Due to affiliates (including $2,078 under tax allocation agreement)	15,629
Other liabilities	81,481
Total liabilities	97,110

Shareholder's equity:

Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		5,781,757
Total shareholder's equity		5,881,757
Total liabilities and shareholder's equity	$	5,978,867

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
Statement of Income
Year ended December 31, 2012

Revenues:		
Service fees	$	2,356,520
Total revenues		2,356,520
Expenses:		
Sales and administrative expenses		1,526,014
Regulatory fees and expenses		30,277
Total expenses		1,556,291
Income before taxes		800,229
Income tax expense		289,877
Net income	$	510,352

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2012

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2012	$ 1,000	$ 99,000	$ 5,271,405	$ 5,371,405
Net income	-	-	510,352	510,352
Balance at December 31, 2012	$ 1,000	$ 99,000	$ 5,781,757	$ 5,881,757

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
Statement of Cash Flows
Year ended December 31, 2012

Cash flows from operating activities		
Net income	$	510,352
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts due to/from affiliates		(64,267)
Increase in prepaid expenses		(20,726)
Net change in other liabilities and other assets		(34,964)
Net cash provided by operating activities		390,395
Cash flows from investing activities		
Net sale of short term investments		475,145
Net cash provided by investing activities		475,145
Net increase in cash		865,540
Cash at beginning of the year		4,958,422
Cash at end of the year		5,823,962
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	$	381,635

The accompanying notes are an integral part of these financial statements.

6

1. Nature of Business and Ownership

Systematized Benefits Administrators, Inc. (the "Company") is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), which is a wholly-owned subsidiary of ING U.S., Inc. ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc. on June 14, 2012) is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934. It is a member of Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions and state securities authorities as a broker-dealer. The Company provides third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and cash equivalents

Cash consists of cash on deposit.

Revenue and Expense Recognition

Service fees, consisting of maintenance and administrative fees, are recorded as revenue when earned.

Sales and administrative expenses are recorded when incurred.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *"Fair Value Measurements and Disclosures* (Accounting Standards Codification (ASC) Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"* ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012 and are included in the Fair Value of Financial Instruments note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Income Taxes**

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. ING U.S., Inc. and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following for the year ended December 31, 2012:

Current:
Federal	$	266,076
State		23,801
	$	289,877

Variations from the federal statutory rate are as follows for the year ended December 31, 2012:

Expected federal income tax expense at statutory rate of 35%	$	280,080
State income tax expense, net of federal benefit		9,797
Income tax expense	$	289,877

The Company did not have any book-to-tax differences in the bases of its assets and liabilities; accordingly, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2012. Additionally, the Company had an asset for state income taxes of $16,048, which has been included in other assets on the Statement of Financial Condition.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service ("IRS") is currently examining ING U.S., Inc.'s tax returns for the years 2011 through 2013 as a part of the IRS Compliance Assurance Process ("CAP") program. Tax year 2010 was settled with the IRS in the first quarter of 2012. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. **Related Party Transactions**

Substantially all of the administrative and support functions of the Company are provided by ING Life Insurance and Annuity Company ("ILIAC") and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Service fees include revenue from ILIAC to compensate the Company for services performed on ILIAC's behalf. Revenue from these services was $1,382,946.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. **Concentration of Revenue with a Customer**

The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

6. **Fair Value of Financial Instruments**

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2012. Any securities owned would primarily represent money market funds in cash equivalents and short-term investments and would be valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The total amount of income relating to the securities owned for the period included in the statement of income is immaterial for 2012.

There have been no transfers between levels for the year ended December 31, 2012.

7.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2012, the Company had net capital of $5,726,852 which was $5,701,852 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was .02 to 1.

Supplemental Information

Systematized Benefits Administrators, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2012   Schedule I

Net capital

Total shareholder's equity	$	5,881,757
Less: non-allowable assets		154,905
Net capital	**$**	**5,726,852**
Aggregate indebtedness	**$**	**97,110**
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	**$**	**25,000**
Excess net capital	**$**	**5,701,852**
Ratio of aggregate indebtedness to net capital		**.02 to 1**

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2012 filed on January 25, 2013.

Systematized Benefits Administrators, Inc.
Statement Pursuant to SEC Rule 17a-5(d)(3)
Computation for Determination of Reserve Requirements
December 31, 2012   Schedule II

Exemptive Provision

The Company is exempt from Rule 15c3-3 Exhibit A of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(1) of that Rule.

Systematized Benefits Administrators, Inc.
Statement Pursuant to SEC Rule 17a-5(d)(3)
Information Relating to Possession or Control of Securities
December 31, 2012   Schedule III

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(1) of that Rule.



Ⅱ ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

15

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013

Ernst & Young LLP

16

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